JODY R. SAMUELS, ESQ.

276 Fifth Avenue

New York, New York 10001

917.817.3651

646.998.1969 Facsimile

November 4, 2021

VIA EDGAR

Mr. Robert Babula

Office of Energy and Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: TRICCAR INC.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed July 20, 2021

File No. 000-30746

Dear Mr. Babula:

This letter is sent on behalf of Triccar Inc. (“Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated October 22, 2021 (the “Comment Letter”) regarding the above-referenced filing. For ease of reference, we have set forth below, in bold, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 9A. Controls and Procedures, page F-9

1.       We note the disclosures related to management's annual report on internal control over financial reporting. However, your disclosures do not appear to address your conclusions as to your disclosure controls and procedures. Please revise the Form 10-K to comply with the requirements of Item 307 of Regulation S-K. Please revise your Form 10-Q reports for the periods ended March 31, 2021 and June 30, 2021 to provide these required disclosures.

Response: Please see the Company’s Form 10-K/A filed on November 4, 2021, which includes the Company’s conclusions as to its disclosure controls and procedures in Item 9A. Additionally, the Company’s Form 10-Q/A for the period ended March 31, 2021 and the Form 10-Q/A for the period ended June 30, 2021 were filed on November 4, 2021 and include all required disclosures pursuant to the requirements of Item 307 of Regulation S-K.

2. Please revise your Form 10-K to comply with all the disclosure requirements set forth in Item 308 of S-K. Revise your disclosure to provide a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting and discuss the changes in your internal control over financial reporting during the last fiscal quarter.

Response: Please see the Company’s Form 10-K/A filed on November 4, 2021, which includes all of the Company’s disclosure requirements set forth in Item 308 of Regulation S-K.

Exhibits

Certifications, page F-16

3. We note your Exhibit 31 certifications do not include the introductory language in paragraph 4 referring to internal control over financial reporting. Please revise the Form 10-K report to file revised certifications from your principal executive officer and principal financial officer as required by Item 601(b)(31) and (32) of Regulation S-K, and the interactive data file as required by Item 601(b)(101) of Regulation S-K. Lastly, revise your Form 10-Q reports for the periods ended March 31, 2021 and June 30, 2021 to file certifications.

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Response: Please see the Company’s Form 10-K/A filed on November 4, 2021, which includes the Company’s revised Exhibit 31 certifications to include all required language concerning internal control over financial reporting.

Additionally, the Company’s Form 10-Q/A for the period ended March 31, 2021 and its Form 10-Q/A for the period ended June 30, 2021, filed on November 4, 2021, each include all certifications from its principal executive officer and principal financial officer required by Item 601(b)(31) and (32) of Regulation S-K and the interactive data file required by Item 601(b)(101) of Regulation S-K.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (917) 817-3651.

Sincerely,

/s/ Jody R. Samuels, Esq.

Jody R. Samuels, Esq.

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